Reply to the Attention of	Daniel Dex
Direct Line	604.691.6839
Direct Fax	604.893.7623
Email Address	daniel.dex@mcmillan.ca
Our File No.	57826V-226339
Date	June 13, 2014

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America  20549

Attention:         Mr. Larry Spirgel, Assistant Director

Dear Sirs/Mesdames:

Re:	Telupay International Inc.
Registration Statement on Form S-1 Filed May 13, 2014 File No. 333-195903

We are counsel for and write on behalf of Telupay International Inc. (the “Company”) in response to the Staff’s letter of June 4, 2014 (the “Comment Letter”) signed on behalf of Mr. Larry Spirgel, of the United States Securities and Exchange Commission (the “Commission”).

On behalf of the Company, we confirm that the Company has filed with the Commission, via the EDGAR system, Amendment No. 1 (the “Form S-1/A”) to the Company’s Form S-1 as originally filed on May 13, 2014 (the “Form S-1”).  We confirm, on behalf of the Company, that furnishing to the Commission herewith, via EDGAR correspondence, a copy of the Form S-1/A in redlined format to show all changes from the Form S-1.

On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission’s Comment Letter.  We confirm that the factual information provided herein relating to the Company has been made available to us by the Company.  We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter.  We confirm that the disclosure changes described below have been made in the Form S-1/A as filed with the Commission.

Commission Comment:

Selling Stockholders, Page 16

1.	Please review to describe the common stock for debt private placement that closed on December 31, 2012. Indicate the terms of the original debt and how the funds were utilized by the Company or its predecessor. Please file the agreement underlying the debt offering.

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June 13, 2014 Page 2

Company Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure to provide as follows:

“The Selling Stockholders named in this prospectus are offering all of the 33,000,000 shares of common stock offered through this prospectus, consisting of 33,000,000 shares of our common stock.

Such 33,000,000 shares were issued to the Selling Stockholders by the Company at a deemed issuance price of $0.0013 per share on March 31, 2012 pursuant to a shares-for-debt private placement in settlement of an aggregate of $44,000 in debt owed by the Company to the Selling Stockholders.  The $44,000 in debt arose from a consulting services agreement dated February 1, 2008 by and between the Company and third party that provided management services to the Company for a period of eleven months for gross monthly fees of $4,000 per month.  The contract terminated by its terms on December 31, 2008.  The Company was not able to pay the $44,000 owed to the consultant, and the consultant assigned such debt to the Selling Stockholders at a purchase price of $0.10 for every dollar of debt, such that the Selling Shareholders paid the consultant an aggregate of $4,400 to purchase such $44,000 of debt.  As noted above, the Company issued 33,000,000 shares to the Selling Shareholders at a deemed issued price of $0.0013 per share in a shares-for-debt private placement that closed on March 31, 2012 in settlement of such debt.”

We further confirm, on behalf of the Company, that the Company has attached a form of the shares-for-debt subscription agreement as an exhibit to the Form S-1/A.

Commission Comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 13, 2014 Page 3

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Company Response:

We confirm, on behalf of the Company, should the Company request acceleration of the effective date of the pending registration statement, the Company will provide the written statement as described in the Commission’s comment.

We further confirm, on behalf of the Company, that the Company understands that the Commission will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

On behalf of the Company we sincerely hope and trust that each of the foregoing and the enclosed Form S-1/A are clear and satisfactory in this matter and truly responsive to the Commission’s Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 691-6839 of our offices at any time.

On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours truly,

/s/ Daniel D. Dex

Daniel D. Dex

DDD/mly
Encl. – Form S-1/A (Redlined copy)